Via Facsimile and U.S. Mail
Mail Stop 6010

July 3, 2008

Joseph W. Simon
Chief Financial Officer
Financial Security Assurance Holdings Ltd
31 West 52nd Street
New York, New York 10019

Re: **Financial Security Assurance Holdings Ltd**
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed March 20, 2008
     Form 10-Q for the Quarterly Period Ended March 31, 2008
     Filed May 15, 2008
     File Number: 001-12644

Dear Mr. Simon:

        We have reviewed your filings and have the following comments. We have
limited our review to your financial statements and related disclosures and do not intend
to expand our review to other portions of your documents. In our comments, we ask you
to provide us with information to better understand your disclosure. Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
FSA's Liquidity, page 89

1. You disclose that some of your CDS contracts may provide for acceleration of amounts due upon the occurrence of certain events. Please disclose the events that would require acceleration of amounts due.

Non-GAAP Measures, page 106

2. Please revise your disclosure to explain how management uses operating earnings and adjusted book value in the determination of compensation including the portion of bonuses that are derived from formulas using these measures.

2. Summary of Significant Accounting Policies
Revisions, page 135

3. Please provide us your quantitative and qualitative materiality analysis that supports your decision that prior-period financial statements do not need to be restated to reflect these errors.

11. Federal Income Taxes, page 155

4. You disclose that no valuation allowance is necessary since "management believes it is more likely than not that the tax benefit of the deferred tax assets will be realized." Please revise your disclosure within MD&A to include all of the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the deferred tax assets will be realized. Please refer to paragraphs 20-25 of SFAS 109 for guidance.

20. Segment Reporting, page 169

5. Please tell us your operating segments as defined in SFAS 131. If your public finance and asset-backed businesses are operating segments, please tell us the reasons for aggregating them within the Financial Guaranty segment. Also, if your GIC operations and VIE operations are operating segments, please tell us the reasons for aggregating them within the Financial Products segment. Please discuss how you determined that the economic characteristics and the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar for these product lines.

Form 10-Q for the quarterly period ended March 31, 2008

3. Fair Value Measurement
Credit Default Swap Contracts, page 12

6. We note that you use proprietary models to calculate the fair value of CDS and that you disclose various inputs and assumptions used to determine the current

exit value premium. We believe that your disclosure could be improved so that a reader of your financial statements can better understand the process the models go through in order to establish the exit value premium. Please revise your disclosure to include the steps you take to determine the current exit value premium and ultimately the fair value of your CDS contracts.

7.   Please revise your MD&A disclosure to include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used to estimate fair value would have on the financial statements.

15. Commitments and Contingencies, page 41

8.   Please revise your disclosure to include an estimate of the possible loss or range of loss for the lawsuits relating to the alleged violations of antitrust laws in connection with the bidding of municipal GICs and derivatives or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. If no such range is determinable, then revise your disclosure to include the actual stated dollar amounts that are being sought in each case as these amounts would seem to be the upper end of the possible range. If no dollar amount is stated or you are unable to determine the dollar amount, disclose that fact along with the reasons why you are unable to determine an actual dollar amount.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant